Exhibit 12.1

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES STATEMENT

REGARDING COMPUTATION

OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(Dollars in Thousands)	For the years ended December 31,
	2007	2006	2005	2004	2003
EARNINGS
Earnings from continuing operations before income taxes	$3,774	$3,614	$2,747	$1,057	$220
Interest expense and deferred financing cost [a]	12,908	8,255	5,959	5,583	6,786
Minority interest	337	334	226	218	270

Earnings	$17,019	$12,203	$8,932	$6,858	$7,276

FIXED CHARGES

Interest expense and deferred financing cost [a]	12,908	8,255	5,959	5,583	6,786
Preferred stock dividend	948	1,215	6	—	—

Combined fixed charges and preferred stock dividends	$13,856	$9,470	$5,965	$5,583	$6,786

CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	1.228	1.289	1.497	1.228	1.072

[a]	For purposes of this statement, interest expense consists of interest on all indebtedness including amounts allocated to discontinued operations, in accordance with FASB Statement No. 144.